UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Green Solutions Inc.
File No. 0-51198 - CF# 21948

Global Green Solutions Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 11, 2008.

Based on representations by Global Green Solutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.47   through March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lesli L. Sheppard
Special Counsel